UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 19, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Western Gas Partners, LP

File No. 1-34046 - CF#24407

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   Western Gas Partners, LP submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 12, 2009.

   Based on representations by Western Gas Partners, LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.3	through November 12, 2019
Exhibit 10.4	through November 12, 2019

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel